FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of February 2020

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Nine-month Period Ended December 31, 2019

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: February 4, 2020	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Summary of Financial Statements for the Nine-month Period Ended December 31, 2019 (IFRS, Consolidated)
February 4, 2020

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: http://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Takashi Okubo	Telephone: +81-3-3278-2306
Global Head of IR, Global Finance
Scheduled date of securities report submission: February 13, 2020
Scheduled date of dividend payment commencement: -
Supplementary materials for the financial statements: Yes
Presentation to explain for the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Nine-month Period Ended December 31, 2019 (April 1 to December 31, 2019)

(1)	Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Nine-month period ended December 31, 2019	2,519,486	82.6	162,544	(42.9)	56,008	(73.1)	42,728	(74.0)
Nine-month period ended December 31, 2018	1,380,013	0.8	284,420	(11.7)	208,379	(27.6)	164,353	(31.7)

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Nine-month period ended December 31, 2019	42,517	(74.1)	(44,081)	—	27.31		27.19
Nine-month period ended December 31, 2018	164,434	(31.7)	143,970	(60.5)	209.87		208.64

	Core Operating Profit		Underlying Core EPS
	(Billion JPY)	(%)	(JPY)
Nine-month period ended December 31, 2019	792.2	129.9	359.37
Nine-month period ended December 31, 2018	344.6	17.7	n/a

(2)	Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of December 31, 2019	13,031,494	4,876,219	4,872,072	37.4	3,127.64
As of March 31, 2019	13,792,773	5,185,991	5,181,985	37.6	3,332.94

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
Fiscal 2018	—	90.00	—	90.00	180.00
Fiscal 2019	—	90.00	—
Fiscal 2019 (Projection)				90.00	180.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results for Fiscal 2019 (April 1, 2019 to March 31, 2020)

	(Percentage figures represent changes from previous forecast)
	Revenue		Core Operating Profit		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
Fiscal 2019	3,286,000	0.8	950,000	2.2	10,000	-	(140,000)	-	(162,000)	-	(104.03)

(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

Fiscal 2019 Management Guidance
Underlying Revenue Growth	Flat to slightly increasing
Underlying Core Operating Profit Margin	High- twenties %
Underlying Core EPS	385 - 405 yen
(Note) Please refer to page 6 for details of "Underlying growth".
From FY2019, Takeda renamed "Core Earnings" to "Core Operating Profit". Its definition has not changed.

▪	Additional Information

(1) Changes in significant subsidiaries during the period	: No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: Yes
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No
(Note) For details of changes in accounting policies, refer to “2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes (6) Notes to Condensed Interim Consolidated Financial Statements (Significant Accounting Policies)” on page 22.

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at term end:
December 31, 2019	1,576,356,908 shares
March 31, 2019	1,565,005,908 shares

2) Number of shares of treasury stock at term end:
December 31, 2019	18,611,605 shares
March 31, 2019	10,225,845 shares

3) Average number of outstanding shares (for the nine-month period ended December 31):
December 31, 2019	1,557,038,034 shares
December 31, 2018	783,486,186 shares

▪	This summary of quarterly financial statements is not subject to quarterly review by the external auditor

▪	Note to ensure appropriate use of forecasts, and other noteworthy items

•	Takeda has adopted International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

•	For details of the financial forecast, please refer to "1. Financial Highlights for the Nine-month Period Ended December 31, 2019 (3) Outlook for Fiscal 2019" on page 12.

•	Supplementary materials for the financial statements (Data Book and Earnings Presentation of February 4, 2020) and the audio of the conference will be promptly posted on Takeda’s website.

(Takeda Website):
http://www.takeda.com/investors/reports/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

1. Financial Highlights for the Nine-month Period Ended December 31, 2019
(1) Business Performance
(i) Consolidated Financial Results (April 1 to December 31, 2019)

	Billion JPY or percentage
	FY2018 Q3 YTD	FY2019 Q3 YTD*	Change versus the same period of the previous fiscal year
Revenue	1,380.0	2,519.5	1,139.5	82.6%
Cost of Sales	(369.9)	(841.6)	(471.7)	127.5%
Selling, General and Administrative expenses	(447.7)	(711.7)	(264.0)	59.0%
Research and Development expenses	(228.9)	(353.1)	(124.2)	54.3%
Amortization and Impairment Losses on Intangible Assets Associated with Products	(79.4)	(329.1)	(249.8)	314.6%
Other Operating Income	61.7	29.8	(31.9)	(51.7)%
Other Operating Expenses	(31.4)	(151.3)	(119.8)	381.0%
Operating Profit	284.4	162.5	(121.9)	(42.9)%
Finance Income	9.4	32.5	23.1	244.6%
Finance Expenses	(41.5)	(124.0)	(82.4)	198.6%
Share of Loss of Investments Accounted for Using the Equity Method	(44.0)	(15.1)	28.9	(65.7)%
Profit Before Income Tax	208.4	56.0	(152.4)	(73.1)%
Income Tax Expenses	(44.0)	(13.3)	30.7	(69.8)%
Net Profit for the Period	164.4	42.7	(121.6)	(74.0)%

*
Consolidated financial results for the nine-month period ended December 31, 2019 include impacts from retrospective adjustments recognized in association with business combination to reflect the finalized purchase price allocation of the Shire acquisition.

Revenue. Revenue for the nine-month period ended December 31, 2019 was 2,519.5 billion JPY, an increase of 1,139.5 billion JPY, or 82.6%, compared to the same period of the previous year. The inclusion of revenue from the products obtained through the acquisition of Shire (1,155.5 billion JPY) was the main driver of revenue growth.
Year-on-year change in revenue for this nine-month period in each of our main therapeutic areas was primarily attributable to the following products:

•
GI. In Gastroenterology, revenue was 533.2 billion JPY, a year-on-year increase of 140.3 billion JPY, or 35.7%. Growth was driven by ENTYVIO (for ulcerative colitis (UC) and Crohn’s disease (CD)), Takeda's top-selling product, with sales of 263.5 billion JPY, a year-on-year increase of 62.5 billion JPY, or 31.1%. Market share growth in the U.S. and in Europe was driven by further penetration of bio-naïve segment in UC and CD, combined with increased overall market share. In Japan, sales increased primarily as a result of the newly approved CD indication. Sales of TAKECAB (for acid-related diseases) were 55.7 billion JPY, an increase of 11.3 billion JPY, or 25.4% versus the same period of the previous year. The increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome), obtained through the acquisition of Shire, contributed 46.9 billion JPY to consolidated revenue.

•
Rare Diseases. Our Rare Disease products, obtained through the acquisition of Shire, contributed 485.5 billion JPY of revenue in the period. The biggest contributors in each therapeutic area were ELAPRASE in Rare Metabolic (for Hunter syndrome), ADVATE in Rare Hematology (for hemophilia A), and TAKHZYRO, a prophylaxis against Hereditary Angioedema, with sales of 52.4 billion JPY, 123.1 billion JPY, and 48.8 billion JPY, respectively.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

•
PDT Immunology. In Plasma-Derived Therapies (PDT) Immunology, revenue increased by 284.1 billion JPY compared to the same period of the prior year to 296.6 billion JPY, predominantly due to the addition of products obtained through the acquisition of Shire. Aggregate sales of immunoglobulin products were 225.4 billion JPY, and in particular, GAMMAGARD LIQUID (mainly for the treatment of primary immunodeficiency (PID) and multifocal motor neuropathy (MMN)) continued to build its position as a highly recognized intravenous immunoglobulin brand that is the standard of care treatment for PID and MMN in the U.S. Aggregate sales of albumin products including ALBUMIN GLASS and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 49.7 billion JPY and other PDT immunology products added 21.5 billion JPY of aggregate sales.

•
Oncology. In Oncology, revenue was 317.9 billion JPY, a year-on-year increase of 11.3 billion JPY, or 3.7%. Sales of NINLARO (for multiple myeloma) were 58.1 billion JPY, an increase of 11.6 billion JPY, or 25.0%, versus the same period of the previous year, reflecting strong growth in global sales particularly in the U.S. and China. Additionally, sales of ADCETRIS (for malignant lymphomas) increased by 7.4 billion JPY, or 23.2%, to 39.5 billion JPY, reflecting strong growth in sales particularly in Japan where it has obtained an additional indication as a frontline treatment option for CD30-positive Hodgkin lymphoma. Revenue attributable to ALUNBRIG (for non-small cell lung cancer) increased by 1.4 billion JPY, or 36.4%, to 5.1 billion JPY, as it continues to launch in European countries. Sales of VELCADE (for multiple myeloma) decreased by 9.5 billion JPY, or 9.5% compared to the same period of the previous year to 90.8 billion JPY, of which ex-US royalty income was 8.4 billion JPY, a significant year-on-year decrease of 9.9 billion JPY, or 54.1%.

•
Neuroscience. In Neuroscience, revenue was 330.5 billion JPY, a year-on-year increase of 256.8 billion JPY, or 348.4%. This increase was largely attributable to the neuroscience portfolio obtained through the acquisition of Shire, including VYVANSE (for attention deficit hyperactivity disorder (ADHD)) which added 206.8 billion JPY of sales. TRINTELLIX (for major depressive disorder (MDD)) sales were 54.3 billion JPY, an increase of 9.7 billion JPY, or 21.7%, versus the same period of the previous year driven by increase in new patients and improved persistence on therapy. Both brands were launched in Japan in this quarter period.

(Note) For more details of sales by product, please refer to the Data Book which is supplementary material for the financial statements.
Takeda’s web-site
https://www.takeda.com/investors/reports/

Revenue by Geographic Region:
Billion JPY; percentages are portion of total revenue

Revenue:	FY2018 Q3 YTD		FY2019 Q3 YTD
Japan	444.0	32.2%	467.4	18.6%
United States	495.3	35.9%	1,215.7	48.3%
Europe and Canada	244.9	17.7%	483.5	19.2%
Russia/CIS	44.3	3.2%	59.3	2.4%
Latin America	54.5	4.0%	111.7	4.4%
Asia (excluding Japan)	75.9	5.5%	127.3	5.1%
Other	21.1	1.5%	54.6	2.2%
Total	1,380.0	100.0%	2,519.5	100.0%
Cost of Sales. Cost of Sales increased 471.7 billion JPY, or 127.5%, to 841.6 billion JPY compared to the same period of the previous year. This was primarily caused by the inclusion of Cost of Sales related to the sale of products obtained in the acquisition of Shire and by 168.9 billion JPY in non-cash charges, mainly from the unwinding of the fair value step up on inventory. These effects were partially offset by a decrease in Cost of Sales for legacy Takeda products, primarily due to a more favorable product mix.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

Selling, General and Administrative (SG&A) expenses. SG&A expenses increased 264.0 billion JPY, or 59.0%, to 711.7 billion JPY compared to the same period of the previous year, primarily due to expenses relating to the acquired operations of Shire. This increase was partially offset by the favorable impact of the Global Opex Initiative* and cost synergies from the integration of Shire.

*	Takeda's global operating expense reduction initiative with the aim of delivering annual margin improvements driven by reduced consumption, procurement initiatives and organizational optimization.

Research and Development (R&D) expenses. R&D expenses increased 124.2 billion JPY, or 54.3%, to 353.1 billion JPY, primarily resulting from costs for the R&D programs acquired from Shire.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 249.8 billion JPY, or 314.6%, to 329.1 billion JPY compared to the same period of the previous year. This increase is primarily attributable to 243.9 billion JPY* amortization of intangible assets related to the assets obtained through the acquisition of Shire and includes an impairment charge of 15.6 billion JPY related to our decision to terminate the SHP616 AMR program following the interim readout in May 2019. The increase of impairment for the current period is partially offset by a 7.2 billion JPY impairment during the same period of the previous year related to the termination of an R&D collaboration with Mersana Therapeutics.
Other Operating Income. Other Operating Income decreased 31.9 billion JPY, or 51.7%, to 29.8 billion JPY compared to the same period of the previous year, primarily due to a decrease in recognition of deferred gain accelerated by impairment of intangible assets related to long-listed products business transferred to Teva Takeda Pharma Ltd.* The deferred gain recorded for the current period was 10.8 billion JPY, a decrease of 18.9 billion JPY compared to 29.7 billion JPY for the same period of the previous year. In addition, the decrease is also due to 18.4 billion JPY of gain on the sale of 100% of the shares held in Guangdon Techpool Bio-Pharma Co., LTD. recorded in the same period of the previous year, partially offset by a 2.2 billion JPY of gain on sale of the shares Takeda held in Axcelead Drug Discovery Partners, Inc. for the current period.
* Teva Takeda Pharma Ltd operates a business of long-listed products and generics.
Other Operating Expenses. Other Operating Expenses were 151.3 billion JPY, an increase of 119.8 billion JPY, or 381.0%, compared to the same period of the previous year, primarily due to an increase of 78.5 billion JPY in restructuring expenses resulting from the progress of the Shire integration program. The valuation reserve for pre-launch inventories also was negatively impacted by 22.1 billion JPY comprised of 16.8 billion JPY recorded for the nine-month period ended December 31, 2019 and 5.3 billion JPY reversal of valuation reserve for pre-launch inventories recorded in the same period of the previous year.
Operating Profit. As a result of the above factors, Operating Profit decreased by 121.9 billion JPY, or 42.9% compared to the same period of the previous year to 162.5 billion JPY.
Net Finance Expenses.Net Finance Expenses were 91.4 billion JPY in the current period, an increase of 59.4 billion JPY compared to the same period of previous year, mainly due to an increase of 102.1 billion JPY interest expenses on bonds and loans as a result of the acquisition of Shire. This increase of interest expenses is partially offset by 16.1 billion JPY in financing fees related to the bridge loan associated with the acquisition of Shire recorded in the same period of the previous year and a 25.7 billion JPY gain recognized on the warrant to purchase stocks of a privately held company upon that company's initial public offering for the current period.

Shares of Loss of Associates Accounted for Using the Equity Method. Shares of Loss of Associates Accounted for Using the Equity Method was 15.1 billion JPY, a decrease of 28.9 billion JPY compared to the same period of the previous year, mainly due to a decrease of impairment charge recognized by Teva Takeda Pharma Ltd.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

Income Tax Expenses. We recorded an income tax expense of 13.3 billion JPY in the current period, compared to income tax expense of 44.0 billion JPY for the same period of the previous year. This decrease was mainly due to the tax impact of lower pretax earnings in the current period primarily from amortization of purchase accounting fair value step-ups and a non-cash deferred tax benefit of 66.6 billion JPY as a result of the enactment of a new taxing regime in Switzerland (Swiss Tax Reform) in the current period. These were partially offset by current period tax restructuring costs incurred in connection with the integration of the Shire entities principally consisting of a non-cash deferred tax charge of 52.6 billion JPY related to deferred tax liabilities on purchase accounting intangibles as a result of change in tax rates.
Net Profit for the Period. Net Profit for the Period decreased 121.6 billion JPY, or 74.0%, compared to the same period of the previous year to 42.7 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

(ii) Underlying Results (April 1 to December 31, 2019)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Core Operating Profit* represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs.
* From FY2019, Takeda renamed "Core Earnings" to "Core Operating Profit". Its definition has not changed.
Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Underlying Results

FY2019 Q3 YTD
Underlying Revenue Growth*	-1.2%
Underlying Core Operating Profit Margin	30.9%
Underlying Core EPS	359.37 JPY
* Growth versus FY2018 Q3 YTD pro-forma revenue (9-month April-December 2018 combined revenue of Legacy Takeda and Legacy Shire, which was previously reported under US GAAP and conformed to IFRS without material differences, and excluding Legacy Shire's oncology business, which was sold in August 2018, prior to Takeda's acquisition of Shire.)

Underlying Revenue Growth was -1.2% compared to the same nine-month period of the previous year. Underlying revenue attributable to Takeda’s 14 global brands* grew by 20.4%, which was fully offset by the negative impact on other products due to intensified competition and generic erosion.
*    Takeda's 14 global brands
GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
Rare Diseases: NATPARA, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, ALUBUMIN/FLEXBUMIN
Oncology: NINLARO, ALUNBRIG

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

•
GI. In Gastroenterology, underlying revenue increased by 10.5% compared to the same period of the previous year. Growth of ENTYVIO (+35.4%) and TAKECAB (+25.4%) fully absorbed the declines of off-patented products such as pantoprazole (-13.3%), lansoprazole (-20.5%), and LIALDA (-48.1%), which all faced further generic erosion. GATTEX/REVESTIVE (+22.6%) further reinforced our leadership in GI, partly benefitting from a pediatric indication obtained in the U.S. in May 2019.

•
Rare Diseases. In Rare Diseases, underlying revenue decreased by 10.8% due to higher competitive pressure and the product recall of NATPARA in the US. Competitive pressure was strong in Rare Hematology (-14.0%), as our hemophilia A products were especially impacted by competition, with significant decreases in ADVATE (-17.4%) and FEIBA (-23.5%), and lower sales growth of ADYNOVATE (+4.4%), our extended half-life product. Declines in therapies for Hereditary Angioedema (-11.0%) reflect lower sales of FIRAZYR (-61.8%), due to generic introduction and stocking in the prior year, offset by growth in TAKHZYRO (+622.2%) in the U.S. and in Europe. Sales of CINRYZE (-41.1%) declined as certain patients transitioned to TAKHZRYO. In Rare Metabolic (-3.6%), parathyroid hormone, NATPARA (-35.5%) was recalled in the U.S. in September 2019 due to an issue related to the rubber septum of its cartridge.

•
PDT Immunology. Underlying revenue of PDT Immunology increased by 5.1% compared to the same period of the previous year. Immunoglobulin product revenue increased by 4.4% driven by the growth across IVIG (intravenous immunoglobulin) and SCIG (subcutaneous immunoglobulin), with both CUVITRU and HYQVIA marked double digit growth. Albumin product revenue increased by 9.8%.

•
Oncology. In Oncology, the year-over-year increase was 6.8%, led by NINLARO (+28.9%) and ADCETRIS (+34.5%). ALUNBRIG also marked a growth rate of 40.6%. The only major Oncology product that declined on an underlying basis was VELCADE (-7.9%) with a 53.3% decrease in ex-US royalty income due to generic entry in Europe in April 2019.

•
Neuroscience. In Neuroscience, underlying revenue increased by 4.6% due to the growth of VYVANSE (+7.4%) and TRINTELLIX (+23.9%), both of which are leading branded medications in the U.S. for ADHD and MDD, respectively. ADDERALL XR declined by 46.9% due to greater impacts from generic competition.

Underlying Revenue Growth* by Therapeutic Area
GI	+10.5%
Rare Diseases	-10.8%
Rare Metabolic	-3.6%
Rare Hematology	-14.0%
Hereditary Angioedema	-11.0%
PDT Immunology	+5.1%
Oncology	+6.8%
Neuroscience	+4.6%
Other	-11.9%
Total	-1.2%
* Growth versus FY2018 Q3 YTD pro-forma revenue (9-month April-December 2018 combined revenue of Legacy Takeda and Legacy Shire, which was previously reported under US GAAP and conformed to IFRS without material differences, and excluding Legacy Shire’s oncology business, which was sold in August 2018, prior to Takeda's acquisition of Shire.)

Major non-recurring items and the impact of divestitures excluded to calculate Underlying Revenue:

•
Revenue of former subsidiaries, Guangdong Techpool Bio-Pharma Co., Ltd. ("Techpool"), and Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. ("Multilab"), is excluded from the same period of the prior year consolidated revenue as both subsidiaries were divested in the fiscal year ended March 31, 2019.

•
Net sales from XIIDRA, the divestiture of which was completed in July 2019, and net sales from TACHOSIL are excluded from both the current period and the same period of the prior year as Takeda agreed in May 2019 to divest these products.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

Underlying Core Operating Profit Margin for the current period was 30.9%, reflecting a favorable impact of the Global Opex Initiative and cost synergies from the integration of Shire.

Core Operating Profit for the current period, which excludes items unrelated to Takeda's core operations such as the integration of Shire related costs and non-cash expenses from purchase accounting, was 792.2 billion JPY.

Underlying Core EPS for the current period was 359.37 JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

(2) Consolidated Financial Position
The Consolidated Financial Position as of March 31, 2019 was retrospectively adjusted to reflect the finalized purchase price allocation related to the Shire acquisition.
Assets. Total Assets as of December 31, 2019 were 13,031.5 billion JPY, reflecting a decrease of 761.3 billion JPY compared to the previous fiscal year-end. Goodwill and Intangible assets decreased by 136.1 billion JPY and 442.8 billion JPY, respectively, mainly due to FX impact and amortization of intangible assets. In addition, Assets Held for Sale decreased by 327.7 billion JPY mainly from the completion of the XIIDRA divestiture. Cash and Cash Equivalents also decreased by 133.8 billion JPY primarily from paying dividends and redemption of bonds. These decreases were partially offset by an increase of 136.9 billion JPY in Property, Plant and Equipment mainly due to the newly adopted accounting standards for leases (IFRS 16)*.
* IFRS 16 requires the value of leases to be recorded on the balance sheet as non-current assets with a corresponding non-current liabilities, see below for discussion regarding the liability.

Liabilities. Total Liabilities as of December 31, 2019 were 8,155.3 billion JPY, reflecting a decrease of 451.5 billion JPY compared to the previous fiscal year-end mainly driven by a decrease in Bonds and Loans of 529.2 billion JPY to 5,221.8 billion JPY** due to FX impact, the redemption of bonds, and repayment of loans. We issued 500.0 billion JPY of Hybrid (subordinated) bonds in June 2019 while Loans decreased as a result of the repayment of 500.0 billion JPY Syndicated Loans. There were early redemptions totaling 1,404.5 million USD (150.2 billion JPY) of unsecured USD denominated senior notes in August 2019. Further, we redeemed 3,300.0 million USD (350.7 billion JPY) of unsecured USD denominated senior notes in September 2019. In addition to the decrease in Bonds and Loans, Liabilities Held for Sale decreased by 122.6 billion JPY primarily due to the completion of the XIIDRA divestiture. These decreases were partially offset by an increase of 168.2 billion JPY in Other Non-Current Financial Liabilities mainly due to the adoption of IFRS 16 as noted above.
** The carrying amount of Bonds was 3,238.8 billion JPY and Loans was 1,982.9 billion JPY as of December 31, 2019. Breakdown of Bonds and Loans carrying amount is as follows.

Bonds:

			Billion JPY
Name of Bond (Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount
15th Unsecured straight bonds	July, 2013	July, 2020	60.0
Unsecured US dollar denominated senior notes (1,520 million USD)	June, 2015	June 2022~ June 2045	164.7
Unsecured US dollar denominated senior notes (8,800 million USD)	September, 2016	September 2021~ September 2026	908.4
Unsecured US dollar denominated senior notes (500 million USD)	July, 2017	January, 2022	54.2
Unsecured Euro denominated senior notes (7,500 million EUR)	November, 2018	November 2020~ November 2030	908.9
Unsecured US dollar denominated senior notes (4,500 million USD)	November, 2018	November 2021~ November 2028	486.1
Hybrid bonds (subordinated bonds)	June, 2019	June, 2079	496.6
Commercial Papers	November, 2019	January 2020~ February 2020	160.0
Total			3,238.8

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

Loans:

			Billion JPY
Name of Loans (Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount
Syndicated Loans	July, 2013	July, 2020	60.0
Syndicated Loans	April, 2016	April, 2023 ~ April, 2026	200.0
Syndicated Loans	April, 2017	April, 2027	113.5
Syndicated Loans	April, 2017	April, 2027	162.6
(1,500 million USD)
Syndicated Loans	January, 2019	January, 2024	433.2
(3,987 million USD)
Syndicated Loans	January, 2019	January, 2024	371.4
(3,047 million EUR)
Japan Bank for International Cooperation	January, 2019	December, 2025	401.8
(3,700 million USD)
Other			240.4
Total			1,982.9
In September 2019, Takeda reached an agreement on a commitment facility of 700.0 billion JPY with various Japanese and non-Japanese banks. The commitment facility is effective from October 2019 for five years at minimum. In connection with entering into this new commitment facility, Takeda's existing short-term commitment facility of 300.0 billion JPY expiring in March 2020 was canceled in September 2019. The purpose of the new commitment facility is for general business use.
In the quarter ended December 31, 2019, Takeda with the support of its banking partners amended various financial covenants on certain borrowings. The key amendment was related to certain loans maturing beyond July 2020, which contained the historic restrictive covenant that Takeda’s profit before tax must not be negative for two consecutive fiscal years. This covenant was deleted and was replaced by one where Takeda’s ratio of consolidated net debt to consolidated EBITDA, as defined in the loan agreements, for the previous twelve-month period should not surpass certain levels as of March 31 and September 30 of each year.
Equity. Total Equity as of December 31, 2019 was 4,876.2 billion JPY, a decrease of 309.8 billion JPY compared to the previous fiscal year-end. This was mainly due to a decrease of 217.0 billion JPY in Retained Earnings resulting from Dividends payment of 282.7 billion JPY, and a 110.6 billion JPY decrease in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the appreciation of yen.

Consolidated Cash Flow

	Billion JPY
	FY2018 Q3	FY2019 Q3
Net Cash from (used in) operating activities	211.0	484.3
Net Cash from (used in) investing activities	(1,614.0)	255.9
Net Cash from (used in) financing activities	1,412.0	(861.3)
Net increase (decrease) in cash and cash equivalents	8.9	(121.1)
Cash and cash equivalents at the beginning of the year	294.5	702.1
Effects of exchange rate changes on cash and cash equivalents	(6.0)	(13.4)
Net increase (decrease) in cash and cash equivalents resulting from a transfer to assets held for sale	0.5	0.6
Cash and cash equivalents at the end of the period	297.9	568.3

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

Net cash from operating activities was 484.3 billion JPY for the current period compared to 211.0 billion JPY for the same period of the previous year. The increase of 273.3 billion JPY was driven by certain favorable non-cash adjustments such as an increase in depreciation and amortization of 321.6 billion JPY mainly attributable to intangible assets recorded upon the acquisition of Shire, a decrease in inventories of 108.1 billion JPY primarily attributable to the unwinding of the fair value step up recorded in relation to the acquisition of Shire, and an increase in provision of 43.0 billion JPY.
The increase in net cash from operating activities also includes other favorable adjustments such as an increase in net finance expenses of 59.4 billion JPY primarily due to the interest expenses in connection with the financing for the acquisition of Shire.
These increases were partially offset by a decrease in net profit for the period of 121.6 billion JPY and an increase of income taxes paid of 181.9 billion JPY mainly resulting from higher tax payments by the legacy Shire entities.
Net cash from investing activities was 255.9 billion JPY for the current period compared to net cash used in investing activities of 1,614.0 billion JPY for the same period of the previous year. This increase in net cash from investing activities of 1,869.9 billion JPY was mainly due to payments into restricted deposits of 1,581.4 billion JPY used for the acquisition of Shire in the same period of the previous year. In addition, proceeds from sales of business increased by 348.0 billion JPY reflecting the sale of XIIDRA of 375.5 billion JPY for the current period as well as a decrease in acquisition of business of 62.2 billion JPY primarily resulting from the acquisition of TiGenix of 66.7 billion JPY for the same period of the previous year. This increase was partially offset by a 71.8 billion JPY decrease in proceeds from withdrawal of restricted deposits mainly used for the acquisition of TiGenix.
Net cash used in financing activities was 861.3 billion JPY for the current period compared to net cash from financing activities of 1,412.0 billion JPY for the same period of the previous year. This decrease of 2,273.3 billion JPY was mainly the result of 1,581.4 billion JPY proceeds from the issuance of bonds and long-term loans related to the acquisition of Shire recorded for the same period of the previous year and 623.1 billion JPY repayment of bonds and long-term loans in the current period. There were also an increase of dividends paid by 138.5 billion JPY, and an increase of interest paid by 98.2 billion JPY mainly resulting from the financing for the acquisition of Shire.
For the current period, the proceeds from issuance of bonds and long-term loans were 496.2 billion JPY including the 500.0 billion JPY issuance of hybrid bonds, and net decrease in short-term loans was 324.7 billion JPY mainly due to repayment of 500.0 billion JPY for the short-term syndicated loans.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

(3) Outlook for Fiscal 2019
The full year forecast for consolidated reported results for fiscal 2019 has been revised from the previous forecast (announced on October 31, 2019), as follows:
FY2019 Full Year Reported Forecast

			Billion JPY or percentage
	Previous Forecast (October 31, 2019)	Revised Forecast (February 4, 2020)	vs. Previous Forecast
Revenue	3,260.0	3,286.0	+26.0	+0.8%
Operating profit	(110.0)	10.0	+120.0	—
Profit before tax	(290.0)	(140.0)	+150.0	—
Net profit for the period (attributable to owners of the Company)	(273.0)	(162.0)	+111.0	—
EPS (JPY)	(175.31)	(104.03)	—	—
Core Operating Profit*	930.0	950.0	+20.0	+2.2%
* For FY2019, Takeda renamed "Core Earnings" to "Core Operating Profit". Its definition has not changed as described in section (ii) Underlying Results (April 1 to December 31, 2019), Definition of Core and Underlying Growth.
The revised forecast in the table above reflects impacts from retrospective adjustments to amounts recognized in association with business combination to reflect the finalized purchase price allocation of the Shire acquisition. It also includes the business momentum of Takeda’s 14 global brands and improved efficiency in operating expenses and cost synergies.
The revenue forecast has been increased by 26.0 billion JPY, or 0.8%, to 3,286.0 billion JPY, primarily due to business momentum led by Takeda’s 14 global brands.
Core Operating Profit has been increased by 20.0 billion JPY, or 2.2%, to 950.0 billion JPY, reflecting the business momentum coupled with positive impact from cost efficiencies and synergies.
The Operating Profit forecast has been increased by 120.0 billion JPY, to a profit of 10.0 billion JPY. This reflects a 100.0 billion JPY increase primarily attributable to the revised full year expense expectations reflecting retrospective adjustments to amounts recognized in association with the purchase price allocation for the Shire acquisition. Due to the finalization of the purchase price allocation of the Shire acquisition, adjustments have been made to reduce these expenses, such as cost of sales and amortization of intangible assets, by a total of 118.8 billion JPY versus the previous full year forecast. It also reflects the 20.0 billion JPY increase in Core Operating Profit.
The net profit for the period attributable to owners of the Company has been increased by 111.0 billion JPY, to a loss of 162.0 billion JPY, primarily due to the factors explained above.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

Major assumptions used in preparing the FY2019 Revised Reported Forecast

		Billion JPY
	Previous Forecast (October 31, 2019)	Revised Forecast (February 4, 2020)
FX rates	1 USD = 109 JPY 1 Euro = 121 JPY 1 RUB = 1.7 JPY 1 BRL = 26.9 JPY 1 CNY = 15.5 JPY	1 USD = 109 JPY 1 Euro = 122 JPY 1 RUB = 1.7 JPY 1 BRL = 27.0 JPY 1 CNY = 15.6 JPY
R&D expenses	(484.0)	(485.0)
Shire acquisition related costs
Operating expenses (acquisition costs, etc.)	(7.0)	(7.0)
Other operating expenses (integration costs)	(146.0)	(154.0)
Financial expenses (interest costs, etc.)	(80.0)	(80.0)
Financial expenses	(172.0)	(172.0)
Impact from Shire's purchase accounting (major items)
Cost of sales (unwind of inventory fair value adjustment)	(211.0)	(190.0)
Cost of sales (depreciation of PPE step-up)	(6.0)	(7.5)
SG&A and R&D expenses	(4.0)	(2.5)
Amortization of intangibles assets (Shire acquisition)	(423.0)	(325.2)
Other non-cash items
Amortization of intangible assets (Legacy Takeda)	(93.0)	(94.8)
Impairment losses on intangible assets	(121.0)	(101.0)
Capital expenditures	180.0 - 230.0	180.0 - 230.0
Depreciation and amortization (excluding intangible assets associated with products)	(150.0)	(150.0)

Management Guidance

	Previous Guidance (October 31, 2019)	Revised Guidance (February 4, 2020)
Underlying Revenue Growth*	Flat to slightly increasing	Flat to slightly increasing
Underlying Core Operating Profit Margin	High-twenties %	High-twenties %
Underlying Core EPS	370 - 390 yen	385 - 405 yen
Annual dividend per share	180 yen	180 yen
* Constant Exchange Rate growth compared to baseline of 3,300 billion JPY. This baseline revenue is a pro-forma which adds Legacy Shire’s (April - December 2018) revenue previously reported under US GAAP and conformed to IFRS without material differences, excluding Legacy Shire’s oncology business, which was sold in August 2018, and converted to JPY using FY2018 full year average rate (111 JPY/USD). Baseline revenue is also adjusted for divested assets such as Techpool, Multilab, and TACHOSIL from Legacy Takeda and XIIDRA from Legacy Shire.
Takeda has upwardly revised its full-year Underlying Core EPS guidance to reflect the business momentum.
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

(4) Other
F. Hoffmann-La Roche AG (Roche) filed patent infringement lawsuits against Takeda in Germany, Italy and Spain alleging that ENTYVIO infringes a Roche patent issued in those countries. Additionally, Takeda filed a lawsuit in the U.K. seeking nullification of Roche’s patent in the U.K. and Roche filed a counterclaim for infringement.

In December 2019, Takeda entered into a settlement and license agreement with Roche to resolve all ongoing patent proceedings and disputes between the companies relating to ENTYVIO, and Roche’s European Patent number 2007809 relating to glycosylated antibodies. Anticipated payment obligations under the settlement and license agreement are not expected to be material to Takeda.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Income

	JPY (millions)
	Nine-month period ended December 31,
	2018	2019
Revenue	1,380,013	2,519,486
Cost of sales	(369,855)	(841,583)
Selling, general and administrative expenses	(447,677)	(711,679)
Research and development expenses	(228,893)	(353,072)
Amortization and impairment losses on intangible assets associated with products	(79,390)	(329,148)
Other operating income	61,667	29,794
Other operating expenses	(31,445)	(151,254)
Operating profit	284,420	162,544
Finance income	9,437	32,517
Finance expenses	(41,518)	(123,955)
Share of loss of investments accounted for using the equity method	(43,960)	(15,098)
Profit before tax	208,379	56,008
Income tax expenses	(44,026)	(13,280)
Net profit for the period	164,353	42,728
Attributable to:
Owners of the Company	164,434	42,517
Non-controlling interests	(81)	211
Net profit for the period	164,353	42,728
Earnings per share (JPY)
Basic earnings per share	209.87	27.31
Diluted earnings per share	208.64	27.19

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

(2) Condensed Interim Consolidated Statements of Other Comprehensive Income

	JPY (millions)
	Nine-month period ended December 31,
	2018	2019
Net profit for the period	164,353	42,728
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income (loss)	(6,478)	12,684
Re-measurement income (loss) on defined benefit plans	461	(2,283)
	(6,017)	10,401
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	3,203	(97,125)
Cash flow hedges	(15,666)	(86)
Hedging cost	(1,796)	41
Share of other comprehensive loss of investments accounted for using the equity method	(107)	(40)
	(14,366)	(97,210)
Other comprehensive loss for the period, net of tax	(20,383)	(86,809)
Total comprehensive income (loss) for the period	143,970	(44,081)
Attributable to:
Owners of the Company	144,224	(44,375)
Non-controlling interests	(254)	294
Total comprehensive income (loss) for the period	143,970	(44,081)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2019	As of December 31, 2019
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment	1,331,931	1,468,842
Goodwill	4,240,251	4,104,150
Intangible assets	4,751,169	4,308,394
Investments accounted for using the equity method	108,185	111,371
Other financial assets	191,737	283,161
Other non-current assets	87,472	87,242
Deferred tax assets	88,991	148,009
Total non-current assets	10,799,736	10,511,169
CURRENT ASSETS:
Inventories	919,670	801,341
Trade and other receivables	741,907	820,710
Other financial assets	23,276	20,144
Income tax receivables	7,212	31,418
Other current assets	109,666	116,890
Cash and cash equivalents	702,093	568,279
Assets held for sale	489,213	161,543
Total current assets	2,993,037	2,520,325
Total assets	13,792,773	13,031,494

LIABILITIES AND EQUITY
LIABILITIES
NON-CURRENT LIABILITIES:
Bonds and loans	4,766,005	4,610,052
Other financial liabilities	240,215	408,413
Net defined benefit liabilities	156,513	159,768
Accrued income taxes	61,900	60,488
Provisions	33,762	34,555
Other non-current liabilities	73,882	60,936
Deferred tax liabilities	721,456	693,698
Total non-current liabilities	6,053,733	6,027,910
CURRENT LIABILITIES:
Bonds and loans	984,946	611,701
Trade and other payables	327,394	299,892
Other financial liabilities	47,200	63,885
Accrued income taxes	150,698	152,082
Provisions	388,722	434,663
Other current liabilities	439,055	472,682
Liabilities held for sale	215,034	92,460
Total current liabilities	2,553,049	2,127,365
Total liabilities	8,606,782	8,155,275

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

	JPY (millions)
	As of March 31, 2019	As of December 31, 2019
EQUITY
Share capital	1,643,585	1,668,092
Share premium	1,650,232	1,673,727
Treasury shares	(57,142)	(87,478)
Retained earnings	1,595,431	1,378,447
Other components of equity	349,879	239,284
Equity attributable to owners of the Company	5,181,985	4,872,072
Non-controlling interests	4,006	4,147
Total equity	5,185,991	4,876,219
Total liabilities and equity	13,792,773	13,031,494

(Note) Takeda finalized the purchase price allocation for the assets acquired and the liabilities assumed related to business combinations during the nine-month period ended December 31, 2019. For this reason, the corresponding balances in Condensed Interim Consolidated Statements of Financial Position as of March 31, 2019 were retrospectively adjusted. For details, please refer to "(6) Notes to Condensed Interim Consolidated Financial Statements (Business Combinations)".

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

(4) Condensed Interim Consolidated Statements of Changes in Equity
Nine-month period ended December 31, 2018 (From April 1 to December 31, 2018)

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for-sale financial assets
As of April 1, 2018	77,914	90,740	(74,373)	1,557,307	272,597	—	73,037
Cumulative effects of changes in accounting policies				15,401		84,672	(73,037)
Adjusted opening balance	77,914	90,740	(74,373)	1,572,708	272,597	84,672	—
Net profit for the period				164,434
Other comprehensive income (loss)					(1,478)	(6,526)
Comprehensive income (loss) for the period	—	—	—	164,434	(1,478)	(6,526)	—
Transaction with owners:
Issuance of new shares	28	28
Acquisition of treasury shares			(1,164)
Disposal of treasury shares		(0)	3
Dividends				(142,697)
Changes in ownership				(2,126)	230
Transfers from other components of equity				22,585		(22,124)
Share-based compensation		14,887
Exercise of share-based awards		(18,557)	18,397
Basis adjustment related to acquisitions
Total transactions with owners	28	(3,642)	17,236	(122,238)	230	(22,124)	—
As of December 31, 2018	77,942	87,098	(57,137)	1,614,904	271,349	56,022	—

	Equity attributable to owners of the Company
	Other components of equity				Other comprehensive income related to assets held for sale
	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total		Total	Non-controlling interests	Total equity
As of April 1, 2018	3,391	1,606	—	350,631	(4,795)	1,997,424	19,985	2,017,409
Cumulative effects of changes in accounting policies	(1,378)			10,257		25,658	(10)	25,648
Adjusted opening balance	2,013	1,606	—	360,888	(4,795)	2,023,082	19,975	2,043,057
Net profit for the period				—		164,434	(81)	164,353
Other comprehensive income (loss)	(15,666)	(1,796)	461	(25,005)	4,795	(20,210)	(173)	(20,383)
Comprehensive income (loss) for the period	(15,666)	(1,796)	461	(25,005)	4,795	144,224	(254)	143,970
Transaction with owners:
Issuance of new shares				—		56		56
Acquisition of treasury shares				—		(1,164)		(1,164)
Disposal of treasury shares				—		3		3
Dividends				—		(142,697)	(168)	(142,865)
Changes in ownership				230		(1,896)	(15,657)	(17,553)
Transfers from other components of equity			(461)	(22,585)		—		—
Share-based compensation				—		14,887		14,887
Exercise of share-based awards				—		(160)		(160)
Basis adjustment related to acquisitions	2,347			2,347		2,347		2,347
Total transactions with owners	2,347	—	(461)	(20,008)	—	(128,624)	(15,825)	(144,449)
As of December 31, 2018	(11,306)	(190)	—	315,875	—	2,038,682	3,896	2,042,578

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

 Nine-month period ended December 31, 2019 (From April 1 to December 31, 2019)

	JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2019	1,643,585	1,650,232	(57,142)	1,595,431	299,128	46,380
Cumulative effects of changes in accounting policies				(512)
Adjusted opening balance	1,643,585	1,650,232	(57,142)	1,594,919	299,128	46,380
Net profit for the period				42,517
Other comprehensive income (loss)					(97,248)	12,684
Comprehensive income (loss) for the period	—	—	—	42,517	(97,248)	12,684
Transaction with owners:
Issuance of new shares	24,507	24,507
Acquisition of treasury shares			(52,744)
Disposal of treasury shares		(0)	1
Dividends				(282,692)
Transfers from other components of equity				23,703		(25,986)
Share-based compensation		21,482
Exercise of share-based awards		(22,494)	22,407
Total transactions with owners	24,507	23,495	(30,336)	(258,989)	—	(25,986)
As of December 31, 2019	1,668,092	1,673,727	(87,478)	1,378,447	201,880	33,078

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total	Total	Non-controlling interests	Total equity
As of April 1, 2019	2,959	1,412	—	349,879	5,181,985	4,006	5,185,991
Cumulative effects of changes in accounting policies				—	(512)		(512)
Adjusted opening balance	2,959	1,412	—	349,879	5,181,473	4,006	5,185,479
Net profit for the period				—	42,517	211	42,728
Other comprehensive income (loss)	(86)	41	(2,283)	(86,892)	(86,892)	83	(86,809)
Comprehensive income (loss) for the period	(86)	41	(2,283)	(86,892)	(44,375)	294	(44,081)
Transaction with owners:
Issuance of new shares				—	49,014		49,014
Acquisition of treasury shares				—	(52,744)		(52,744)
Disposal of treasury shares				—	1		1
Dividends				—	(282,692)	(153)	(282,845)
Transfers from other components of equity			2,283	(23,703)	—		—
Share-based compensation				—	21,482		21,482
Exercise of share-based awards				—	(87)		(87)
Total transactions with owners	—	—	2,283	(23,703)	(265,026)	(153)	(265,179)
As of December 31, 2019	2,873	1,453	—	239,284	4,872,072	4,147	4,876,219
(Note) Takeda finalized the purchase price allocation for the assets acquired and the liabilities assumed related to business combinations during the nine-month period ended December 31, 2019. For this reason, the corresponding balances in Condensed Interim Consolidated Statements of Changes in Equity as of April 1, 2019 were retrospectively adjusted. For details, please refer to "(6) Notes to Condensed Interim Consolidated Financial Statements (Business Combinations)".

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Nine-month period ended December 31,
	2018	2019
Cash flows from operating activities:
Net profit for the period	164,353	42,728
Depreciation and amortization	116,305	437,921
Impairment losses	7,988	34,970
Equity-settled share-based compensation	14,887	21,213
Loss (gain) on sales and disposal of property, plant and equipment	(5,492)	381
Gain on divestment of business and subsidiaries	(44,051)	(12,964)
Loss (gain) on liquidation of foreign operations	(51)	399
Change in fair value of contingent consideration liabilities	(1,230)	1,884
Finance income and expenses, net	32,081	91,438
Share of loss of investments accounted for using the equity method	43,960	15,098
Income tax expenses	44,026	13,280
Changes in assets and liabilities:
Increase in trade and other receivables	(102,292)	(68,919)
Decrease (increase) in inventories	(15,375)	92,741
Increase (decrease) in trade and other payables	24,145	(39,195)
Increase (decrease) in provisions	(2,977)	40,055
Other, net	(39,728)	16,478
Cash generated from operations	236,549	687,508
Income taxes paid	(28,374)	(210,267)
Tax refunds and interest on tax refunds received	2,821	7,074
Net cash from operating activities	210,996	484,315
Cash flows from investing activities:
Interest received	2,423	9,547
Dividends received	2,326	1,382
Acquisition of property, plant and equipment	(50,384)	(89,845)
Proceeds from sales of property, plant and equipment	6,077	257
Acquisition of intangible assets	(39,180)	(64,982)
Acquisition of investments	(12,058)	(7,327)
Proceeds from sales and redemption of investments	39,325	47,795
Acquisition of businesses, net of cash and cash equivalents acquired	(66,749)	(4,590)
Proceeds from sales of business, net of cash and cash equivalents divested	27,548	375,536
Payments into restricted deposits	(1,581,389)	—
Proceeds from withdrawal of restricted deposits	71,774	—
Other, net	(13,748)	(11,899)
Net cash from (used in) investing activities	(1,614,035)	255,874
Cash flows from financing activities:
Net decrease in short-term loans	(505)	(325,242)
Proceeds from issuance of bonds and long-term loans	1,581,389	496,190
Repayment of bonds and long-term loans	—	(623,149)
Purchase of treasury shares	(1,164)	(3,725)
Interest paid	(6,934)	(105,161)
Dividends paid	(135,766)	(274,258)
Acquisition of non-controlling interests	(2,392)	(1,700)
Repayment of lease liabilities (2018: Repayment of obligations under finance lease)	(1,599)	(21,099)
Facility fees paid for loan agreements	(19,507)	—
Other, net	(1,549)	(3,138)
Net cash from (used in) financing activities	1,411,973	(861,282)
Net increase (decrease) in cash and cash equivalents	8,934	(121,093)

Cash and cash equivalents at the beginning of the year	294,522	702,093
(Consolidated statements of financial position)
Cash and cash equivalents reclassified back from assets held for sale	451	629
Cash and cash equivalents at the beginning of the year	294,973	702,722

Effects of exchange rate changes on cash and cash equivalents	(6,034)	(13,350)
Cash and cash equivalents at the end of the period	297,873	568,279

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Nine-month period ended December 31, 2019 (April 1 to December 31, 2019)
Not applicable.

(Significant Accounting Policies)
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2019 except for the policies required by IFRS 16 'Leases'.
Takeda calculated income tax expenses for the nine-month period ended December 31, 2019, based on the estimated average annual effective tax rate.
IFRS 16 'Leases' (“IFRS 16”)
Takeda adopted IFRS 16 on April 1, 2019. The standard replaces IAS 17 'Leases' ("IAS 17") and IFRIC 4 'Determining whether an Arrangement contains a Lease' ("IFRIC 4") and introduces a single lease accounting model requiring a lessee to recognize lease liabilities and right-of-use (ROU) assets for almost all leases. Of the costs from operating leases previously included within cost of sales, selling, general and administrative expenses, research and development expenses, and other operating expenses, the portion related to the financing element is classified and reported as finance expenses. In the statements of cash flow, the lease payments previously included within cash flows from operating activities are reported within cash flows from financing activities.
Takeda adopted IFRS 16 using the modified retrospective approach and the cumulative effect of adopting the standard was recognized on April 1, 2019. At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the incremental borrowing rate as of April 1, 2019. ROU assets were measured at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments, onerous lease provisions and business combination related fair value adjustments.
The adoption of IFRS 16 resulted in the recognition of lease liabilities (included in "Other financial liabilities") of 217,325 million JPY and ROU assets (included in "Property, plant and equipment") of 199,256 million JPY, excluding the amount related to leases previously classified as finance leases under IAS 17 in the consolidated statements of financial position as of April 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on April 1, 2019 was 2.8%. In the condensed interim consolidated statements of cash flows, cash outflow of 24,151 million JPY for the nine-month period ended December 31, 2019 was presented in 'net cash from (used in) financing activities' instead of 'net cash from (used in) operating activities'. Other impact of applying IFRS 16 to the condensed interim consolidated financial statements was immaterial.
Takeda elected the following transition practical expedients, to leases previously classified as operating leases under IAS 17;

–	Applying the recognition exemption for lease contracts for which the term ends within 12 months at the date of initial application

–
Adjusting the ROU assets by the amount of onerous contract provision recognized under IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' immediately before the date of initial application, as an alternative to an impairment review

Takeda has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before April 1, 2019, Takeda relied on its assessment made applying IAS 17 and IFRIC 4.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

As a result of the adoption of IFRS 16, Takeda has updated and revised the related accounting policy for leases, effective April 1, 2019, as follows:

As Lessee
Takeda assesses whether a contract is or contains a lease at inception of a contract. As a lessee, Takeda recognizes a ROU asset and a corresponding lease liability for all contracts in which it is a lessee in the consolidated statements of financial position at the lease commencement date.
The ROU asset is initially measured at cost, being the initial amount of the lease liability adjusted for any lease payments made at or before the lease commencement date and subsequently at cost less any accumulated depreciation and impairment losses. The ROU asset is subsequently depreciated using the straight-line method over the shorter of the lease term or the estimated useful life of the underlying asset. The ROU asset is subject to impairment assessment.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if not readily determinable, the Takeda's incremental borrowing rate.
Generally, Takeda uses its incremental borrowing rate as the discount rate. The lease term comprises a non-cancellable period of lease contracts and periods covered by an option to extend or terminate the lease if Takeda is reasonably certain to exercise that option. After initial recognition, the lease liability is measured at amortized cost using the effective interest method. If there is a change in future lease payments, such as from reassessment of whether an extension or termination option will be exercised, the lease liability is remeasured. A corresponding adjustment is made to the ROU asset or is recorded in the consolidated statements of income when the ROU asset has been fully depreciated.
Takeda has elected to apply recognition exemption for leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments for such leases are recognized as an expense on a straight-line basis over the lease term.
As a practical expedient, Takeda has elected not to separate non-lease components from lease components, and instead accounts for each lease component and any associated non-lease components as a single lease component.

(Significant Changes in Equity Attributable to Owners of the Company)
Nine-month period ended December 31, 2019 (April 1 to December 31, 2019)
Not applicable.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

(Business Combinations)
There were no significant business combinations for the nine-month period ended December 31, 2019.
On January 8, 2019, Takeda completed the acquisition of 100% of the outstanding shares of Shire plc ("Shire") in a cash and equity transaction valued at 6,213,335 million JPY. Shire was a leading global biotechnology company focused on serving people with rare diseases.
The fair values of the assets acquired, and the liabilities assumed, which Takeda assessed as of March 31, 2019, were provisional and subject to change. Takeda has made adjustments as it obtained more information about facts and circumstances that existed as of the acquisition date during the nine-month period ended December 31, 2019. Accordingly, the purchase price allocation was finalized and the provisional fair values for certain assets acquired and the liabilities assumed were retrospectively adjusted as follows:

Fair value of assets acquired, liabilities assumed as of the acquisition date (January 8, 2019)

	JPY (millions)
	Provisional fair value assessed as of March 31, 2019	Adjustments	Fair value assessed as of December 31, 2019
Cash and cash equivalents	227,223	—	227,223
Trade and other receivables	326,154	—	326,154
Inventories	825,985	(74,153)	751,832
Property, plant and equipment	684,487	15,144	699,631
Intangible assets	3,899,298	(130,222)	3,769,076
Assets held for sale	463,526	11,070	474,596
Other assets	103,283	(6,952)	96,331
Trade and other payables	(61,382)	—	(61,382)
Provisions	(342,202)	5,629	(336,573)
Bonds and loans	(1,603,199)	—	(1,603,199)
Deferred tax liabilities	(809,667)	152,180	(657,487)
Liabilities held for sale	(196,294)	(15,369)	(211,663)
Other liabilities	(354,139)	(35,471)	(389,610)
Basis adjustments	(37,107)	—	(37,107)
Goodwill	3,087,369	78,144	3,165,513
Total	6,213,335	—	6,213,335

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2019 (Consolidated)

As a result of the finalized purchase price allocation, Takeda retrospectively adjusted the corresponding balances as of March 31, 2019 in the condensed interim consolidated statements of financial position.

Impact of the retrospective adjustments on Condensed Interim Consolidated Statements of Financial Position as of March 31, 2019

JPY (millions)
Assets		Liabilities and Equity
Non-current assets:		Non-current liabilities:
Property, plant and equipment	15,400	Other financial liabilities	4,429
Goodwill	78,848	Provisions	(1,602)
Intangible assets	(109,199)	Other non-current liabilities	(1,292)
Investments accounted for using the equity method	(6,473)	Deferred tax liabilities	(145,605)
Other financial assets	(504)	Current liabilities:
Current assets:		Other financial liabilities	(140)
Inventories	(67,074)	Income taxes payable	31,213
Assets held for sale	9,453	Provisions	(4,011)
		Other current liabilities	1,167
		Liabilities held for sale	13,889
		Equity:
		Retained earnings	26,066
		Other components of equity	(3,663)
(Significant Subsequent Events)
Not applicable.

APPENDIX
1 Reconciliation from Reported Revenue to Underlying Revenue
2 Reported and Underlying Growth of Legacy Shire Product/Therapeutic Area Sales
3 FY2019Q3YTD Reconciliation from Reported to Core/Underlying Core
4 FY2018Q3YTD Reconciliation from Reported to Core

1 Reconciliation from Reported Revenue to Underlying Revenue

	Q3YTD
(BN YEN)	FY2018*1	FY2019	vs. PY
Revenue	1,380.0	2,519.5	+1,139.5	+ 82.6%
Shire Revenue	1,291.5	—
Pro-forma Revenue	2,671.5	2,519.5	(152.1)	(5.7)%
FX effects*2				+3.3pp
Divestitures*3				+1.2pp
Techpool & Multilab				+0.3pp
XIIDRA & TACHOSIL				+1.0pp
Others				(0.1)pp
Underlying Revenue Growth				(1.2)%

*1 FY2018 Q3 YTD revenue is a pro-forma which adds Legacy Shire's 9-month (April-December 2018) revenue previously reported under US GAAP and conformed to IFRS without material differences, excluding Legacy Shire’s oncology business, which was sold in August 2018, and converted to JPY using FY2018 actual rate for the period.
*2 FX adjustment applies constant FY2018 actual full year average rate to both years (1USD=111 yen, 1EUR=129 yen).
*3 Major adjustments are the exclusion of FY2018 Q3 YTD revenue of former subsidiaries, Guangdong Techpool Bio-Pharma Co., Ltd., and Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda., both divested in FY2018, and FY2018 Q3 YTD and FY2019 Q3 YTD revenue of XIIDRA which was divested in July 2019 and TACHOSIL as Takeda agreed in May 2019 to divest this product.

2 Reported and Underlying Growth of Legacy Shire Product/Therapeutic Area Sales

	FY2018 Q3YTD		FY2019 Q3YTD
(BN YEN)	Reported*1	FX	Reported	FX	Underlying Growth
GI	496.9	+1.4	533.2	(14.1)	+10.5%
Legacy Shire	104.0	+0.3	90.0	(2.2)	(11.0)%
LIALDA	36.6	+0.1	18.2	(0.7)	(48.1)%
GATTEX / REVESTIVE	39.2	+0.1	46.9	(1.0)	+22.6%

Rare Diseases	572.2	+1.4	485.5	(23.8)	(10.8)%
Rare Metabolic	148.4	+0.5	132.3	(10.2)	(3.6)%
NATPARA	20.5	+0.0	13.0	(0.2)	(35.5)%
Rare Hematology	314.8	+0.7	259.2	(10.8)	(14.0)%
ADVATE	156.5	+0.8	123.1	(5.5)	(17.4)%
ADYNOVATE	44.0	+0.1	44.8	(1.0)	+4.4%
FEIBA	54.4	(0.3)	39.6	(2.2)	(23.5)%
Hereditary Angioedema	109.0	+0.2	94.0	(2.8)	(11.0)%
FIRAZYR	62.9	+0.2	22.7	(1.2)	(61.8)%
TAKHZYRO	6.9	+0.0	48.8	(1.0)	+622.2%
CINRYZE	32.9	(0.1)	18.9	(0.5)	(41.1)%

PDT Immunology	290.9	+0.9	296.6	(8.3)	+5.1%
Legacy Shire	278.4	+0.9	283.5	(8.3)	+5.1%
Immunoglobulin	222.4	+0.9	225.4	(5.8)	+4.4%
Legacy Shire	213.3	+0.9	215.6	(5.8)	+4.3%
Albumin	47.1	(0.1)	49.7	(2.1)	+9.8%
Legacy Shire	45.9	(0.1)	48.5	(2.1)	+10.0%
Others	21.4	+0.1	21.5	(0.4)	+2.6%
Legacy Shire	19.3	+0.1	19.4	(0.4)	+2.8%

Neuroscience	323.4	+1.1	330.5	(6.7)	+4.6%
Legacy Shire	249.7	+1.0	248.1	(5.8)	+2.1%
VYVANSE	197.4	+0.7	206.8	(4.5)	+7.4%
ADDERALL XR	28.7	+0.1	15.0	(0.2)	(46.9)%

*1 Pro-forma based Legacy Shire's product sales and therapeutic area sales include Legacy Shire's products. FY2018 Q3 YTD revenue is a pro-forma which adds Legacy Shire's 9-month (April-December 2018) revenue previously reported under US GAAP and conformed to IFRS without material differences, excluding Legacy Shire’s oncology business, which was sold in August 2018, and converted to JPY using FY2018 actual rate for the period.

3 FY2019Q3YTD Reconciliation from Reported to Core/Underlying Core

FY2019Q3YTD
(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/expense	Shire acquisition related costs	Shire purchase accounting adjustments	Swiss Tax Reform	Teva JV purchase accounting adjustments	Others		FX	Divestitures
Revenue	2,519.5								2,519.5	75.2	(26.2)
Cost of sales	(841.6)				168.9				(672.7)	(23.2)	4.0
Gross Profit	1,677.9				168.9				1,846.8	54.0	(22.2)
SG&A expenses	(711.7)			1.6	3.3				(706.8)	(21.4)
R&D expenses	(353.1)			5.1	0.1				(347.9)	(5.7)
Amortization of intangible assets	(309.9)	66.1			243.9				—
Impairment losses on intangible assets	(19.2)	19.2							—
Other operating income	29.8		(19.0)				(10.8)		—
Other operating expenses	(151.3)		62.9	88.3					—
Operating profit	162.5	85.3	44.0	95.0	416.2		(10.8)		792.2	24.9	(22.2)
Margin	6.5%								31.4%			30.9%
Financial income/expenses	(91.4)			4.6	11.4			(24.3)	(99.7)	9.1
Equity income/loss	(15.1)						21.8		6.7	(0.0)
Profit before tax	56.0	85.3	44.0	99.6	427.7		10.9	(24.3)	699.2	27.3	(22.2)
Tax expenses	(13.3)	(20.4)	(2.6)	(18.5)	(66.2)	(66.6)	(3.3)	52.2	(138.8)	(11.7)	5.1
Non-controlling interests	(0.2)								(0.2)	(0.0)
Net profit	42.5	64.9	41.4	81.1	361.4	(66.6)	7.6	27.9	560.2	15.6	(17.0)
EPS (yen)	27								360	11	(11)	359
Number of shares (millions)	1,557								1,557			1,555

4 FY2018Q3YTD Reconciliation from Reported to Core

FY2018 Q3YTD
(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS					CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Teva JV purchase accounting adjustments	Others
Revenue	1,380.0						1,380.0
Cost of sales	(369.9)						(369.9)
Gross Profit	1,010.2						1,010.2
SG&A expenses	(447.7)			11.0			(436.7)
R&D expenses	(228.9)						(228.9)
Amortization of intangible assets	(71.9)	71.9					—
Impairment losses on intangible assets	(7.5)	7.5					—
Other operating income	61.7		(32.0)		(29.7)		—
Other operating expenses	(31.4)		17.3	14.1			—
Operating profit	284.4	79.4	(14.6)	25.1	(29.7)		344.6
Margin	20.6%						25.0%
Financial income/expenses	(32.1)			18.1		1.7	(12.3)
Equity income/loss	(44.0)				52.1		8.1
Profit before tax	208.4	79.4	(14.6)	43.2	22.4	1.7	340.4
Tax expenses	(44.0)	(18.8)	0.8	(8.7)	(6.9)	(0.0)	(77.6)
Non-controlling interests	0.1						0.1
Net profit	164.4	60.6	(13.9)	34.5	15.6	1.6	262.9
EPS (yen)	210						336
Number of shares (millions)	783						783

The companies in which Takeda Pharmaceutical Company Limited (Takeda) directly and indirectly owns investments are separate entities. In this report, "Takeda" is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as "targets", "plans", "believes", "hopes", "continues", "expects", "aims", "intends", "ensures", "will", "may", "should", "would", "could" "anticipates", "estimates", "projects" or similar expressions or the negative thereof. Forward-looking statements in this document are based on Takeda’s estimates and assumptions only as of the date hereof. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the timing and impact of post-merger integration efforts with acquired companies; and the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s), any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see "Item 3. Key Information-D. Risk Factors" in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Future results, performance, achievements or financial position of Takeda could differ materially from those expressed in or implied by the forward-looking statements. Persons receiving this report should not rely unduly on any forward-looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this report may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-4.

Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").

The acquisition of Shire closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to "Legacy Takeda" businesses are to our businesses held prior to our acquisition of Shire. References to "Legacy Shire" businesses are to those businesses acquired through the acquisition of Shire.

This report includes certain pro forma information giving effect to the acquisition of Shire as if it had occurred on April 1, 2018. This pro forma information has not been prepared in accordance with Article 11 of Regulation S-X. This pro forma information is presented for illustrative purposes and is based on certain assumptions and judgments based on information available to us as of the date hereof, which may not necessarily have been applicable if the acquisition of Shire had actually happened as of April 1, 2018. Moreover, this pro forma information gives effect to certain transactions and other events which are not directly attributable to the acquisition of Shire and/or which happened subsequently to the acquisition of Shire, such as divestitures and the effects of the purchase price allocation for the acquisition of Shire, and therefore may not accurately reflect the effect on our financial condition and results of operations if the acquisition of Shire had actually been completed on April 1, 2018. Therefore, undue reliance should not be placed on the pro forma information included herein.